FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For January 8, 2015

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Second Quarter 2015 Results

-  Company Announces Second Quarter Cash Dividend of $0.05 Per Share -

FOR IMMEDIATE RELEASE

MACAO (January 8, 2015) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter ended September 30, 2014.

Net sales for the second quarter ended September 30, 2014 were $10.2 million, a decrease of 14.1% compared to net sales of $11.9 million for the same quarter ended September 30, 2013. Net sales decreased by 8.1% to $5.1 million in the Company’s plastic segment and decreased by 19.4% to $5.1 million in the electronic and metallic segment.   The operating loss in the second quarter of fiscal 2015 was $1.9 million, compared to an operating loss of $1.5 million for the same quarter of fiscal 2014.

Total gross margin decreased to 6.8% in the second quarter ended September 30, 2014 compared to 8.8% in the same quarter last year.  Gross profit margin in the plastic segment increased to 14.4% of net sales for the second quarter of fiscal 2015 compared to 8.8% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to the combined effect of lower raw materials cost, and relatively lower labor cost as a percentage of sales due to a decrease in headcount.  The Company reported a net loss of $1.7 million for the second quarter ended September 30, 2014 compared to net loss of $1.2 million for the quarter ended September 30, 2013.  Deswell reported a basic and diluted loss per share of ($0.11) for the second quarter of fiscal 2015 (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), compared to a basic and diluted loss per share of ($0.08) (based on 16,201,000 and 16,206,000 weighted average shares outstanding, respectively), for the quarter ended September 30, 2013.

Net sales for the six months ended September 30, 2014 were $19.1 million, a decrease of 16.8%, compared to sales of $23.0 million for the corresponding period in fiscal 2014.  Operating loss for the six months ended September 30, 2014 was $2.7 million, compared to an operating loss of $2.9 million for the first six months of fiscal 2014.  The Company reported a net loss of $1.7 million in the first half of fiscal 2015, compared to a net loss of $2.9 million for the six months ended September 30, 2013.  Deswell reported basic and diluted net loss per share of ($0.11) for the first six months of fiscal 2015, (based on 16,056,000 and 16,056,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.18) (based on 16,5247,000 and 16,271,000 weighted average shares outstanding, respectively), for the prior corresponding period.

The Company's financial position remained strong at the end of the second quarter of fiscal year 2014, with $19.5 million in cash and cash equivalents at September 30, 2014 compared to $24.6 million at September 30, 2013.  Working capital totaled $49.0 million as of September 30, 2014, versus $54.6 million as of September 30, 2013.  Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2014.

Edward So, Chief Executive Officer of Deswell Industries, stated, “During the quarter, we maintained our focus on tightening our spending and improving operating efficiencies, which enabled a 12% reduction in SG&A expenses.  We have also been working to strengthen our sales and engineering teams to better position the Company to capture new business opportunities and have seen more activity from both current and new customers.  As we collaborate with our customers on new product design and development, the product introduction and corresponding sales cycle have become longer.  Nonetheless we are pleased to have these ongoing development opportunities and believe these new products will make a positive contribution to margins as they are competed and brought to market.

Second Quarter Dividends
The Company also announced that on January 8, 2015 its board of directors declared a cash dividend of $0.05 per share for the fiscal second quarter ended September 30, 2014.  The dividends will be payable on January 30, 2015 to shareholders of record as of January 22, 2015.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	September 30,	March 31,
	2014	2014
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$19,486	$23,278
Fixed deposits maturing over three months	11,461	11,258
Marketable securities (note 2)	5,652	5,303
Available-for-sale securities (note 2)	1,680	1,643
Accounts receivable, net	11,484	7,926
Inventories (note 4)	10,365	11,012
Prepaid expenses and other current assets	1,689	1,474
Total current assets	61,817	61,894
Property, plant and equipment - net	37,574	38,742
Total assets	$99,391	$100,636

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$3,400	$2,665
Accrued payroll and employee benefits	4,371	4,391
Customer deposits	2,764	1,780
Other accrued liabilities	1,228	1,237
Income taxes payable	313	262
Deferred income tax liabilities	763	691
Total current liabilities	12,839	11,026

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of September 30, 2014 and
March 31, 2013 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,293
Accumulated other comprehensive income	5,382	5,345
Retained earnings	22,615	25,909
Total shareholders' equity	86,552	89,610
Total liabilities and shareholders' equity	$99,391	$100,636

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Six months ended
	September 30,		September 30,
	2014	2013	2014	2013

Net sales	$10,193	$11,869	$19,117	$22,989
Cost of sales	9,498	10,824	17,557	21,171
Gross profit	695	1,045	1,560	1,818
Selling, general and administrative expenses	2,545	2,900	4,498	5,479
Other income (expense), net	(23)	336	252	750
Operating loss	(1,873)	(1,519)	(2,686)	(2,911)
Non-operating income, net	231	367	1,119	117
Loss before income taxes	(1,642)	(1,152)	(1,567)	(2,794)
Income taxes	60	76	121	154
Net loss attributable to Deswell Industries, Inc.	$(1,702)	$(1,228)	$(1,688)	$(2,948)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$(16)	$4	$37	$(108)
Comprehensive loss attributable to Deswell Industries, Inc.	$(1,718)	$(1,224)	$(1,651)	$(3,056)

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.106)	$(0.076)	$(0.105)	$(0.181)
Weighted average common shares outstanding
shares (in thousands)	16,056	16,201	16,056	16,247

Diluted:
Net loss per share	$(0.106)	$(0.076)	$(0.105)	$(0.181)
Weighted average number of shares
outstanding (in thousands)	16,056	16,206	16,056	16,271

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) ( U.S. dollars in thousands )

	Six months ended	Six months ended
	September 30,	September 30,
	2014	2013
Cash flows from operating activities :
Net loss	$(1,688)	$(2,948)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,463	1,928
Reversal of provision for doubtful accounts	(63)	(3)
Allowances for obsolete inventories	60	(210)
Gain on disposal of property, plant and equipment	(152)	(208)
Unrealized holding (gain) loss on marketable securities	(349)	442
Stock-based compensation	199	-
Deferred tax	72	78
Changes in operating assets and liabilities :
Accounts receivable	(3,495)	(2,715)
Inventories	587	(900)
Prepaid expenses and other current assets	(215)	67
Accounts payable	735	2,061
Accrued payroll and employee benefits	(20)	552
Customer deposits	984	(88)
Other accrued liabilities	(9)	130
Income taxes payable	51	63
Net cash used in operating activities	(1,840)	(1,751)

Cash flows from investing activities
Purchase of property, plant and equipment	(404)	(462)
Proceeds from disposal of property, plant and equipment,	261	467
Purchase of marketable securities	-	-
Increase in fixed deposits maturing over three months	(203)	(3,392)
Net cash used in investing activities	(346)	(3,387)

Cash flows from financing activities
Dividends paid	(1,606)	(1,990)
Exercise of stock options	-	493
Purchase of Common stock	-	(819)
Net cash used in financing activities	(1,606)	(2,316)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(3,792)	(7,454)
Cash and cash equivalents, at beginning of period	23,278	32,030
Cash and cash equivalents, at end of period	19,486	24,576
Supplementary disclosures of cash flow information :
Cash paid during the period for :
Interest	-	-
Income taxes	1	29

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2014 and March 31, 2014, the results of operations for the six months ended September 30, 2014 and September 30, 2013, and the cash flows for the six months ended September 30, 2014 and September 30, 2013.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 11, 2014 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2014
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$(679)	$5,303
Available-for-sale securities
Corporate debt securities	$1,614	$29	$1,643

	September 30, 2014
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$(330)	$5,652
Available-for-sale securities
Corporate debt securities	$1,614	$66	$1,680

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the quarter ended September 30, 2014.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.
During the quarter ended September 30, 2014, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at September 30, 2014 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the quarter ended September 30, 2014, the interest income derived from the available-for-sale securities of $32 and the unrealized gain on available-for-sale securities of $16 have been separately presented as non-operating loss and other comprehensive loss.

4.       Inventories

	September 30,	September 30,
	2014	2013
Inventories by major categories :
Raw materials	$4,734	$7,141
Work in progress	4,476	4,036
Finished goods	1,155	1,309
	$10,365	$12,486

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarter and six months ended September 30, 2014 and 2013 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended September 30, 2014 Compared to Quarter Ended September 30, 2013

Net Sales - The Company’s net sales for the quarter ended September 30, 2014 were $10,193,000, a decrease of $1,675,000, or 14.1%, as compared to the corresponding period in fiscal 2014.  The decrease in sales was mainly related to the decrease in sales of $450,000 in our plastic segment and of $1,226,000 in our electronic and metallic segment.  These represent decreases of 8.10% and 19.4% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $1,014,000 mainly for motor vehicle, medical and audio products, offsetting an increase in orders from other existing customers of $564,000, mainly for telephone and tooling products.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders of $1,660,000 from existing customers for professional audio equipment and home entertainment products, offsetting an increase of $434,000 in sales for professional audio equipment with other existing customers.

Gross Profit - The gross profit for the quarter ended September 30, 2014 was $695,000, representing a gross profit margin of 6.8%.  This compares with the overall gross profit and gross profit margin of $1,045,000 or 8.8% for the quarter ended September 30, 2013.

Gross profit in the plastic segment increased by $247,000 to $736,000 or 14.4% of net sales, for the quarter ended September 30, 2014, as compared to $489,000 or 8.8% of net sales, for the quarter ended September 30, 2013.  The increase in gross margin in the plastic segment was mainly attributed to the combined effect of the decrease, as a percentage of sales, in raw materials cost, and in labor cost resulting from decrease in headcount, as compared to the same quarter in the prior year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended September 30, 2014 were $2,545,000, as compared to $2,900,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 25.0% for the quarter ended September 30, 2014, as compared to 24.4% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment decreased by $386,000 to $1,560,000, or 30.5% of net sales, for the quarter ended September 30, 2014, as  compared to $1,946,000, or 35.0% of net sales for the corresponding period in fiscal 2014. The decrease in SG&A expenses was due to decreases of $313,000 in staff costs and welfare, $81,000 in local government taxes and registration charges and of $30,000 in legal and professional fees and of $43,000 in depreciation expense, offsetting the increase of $139,000 in stock compensation cost, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment increased by $31,000 to $985,000, or 19.4% of net sales for the quarter ended September 30, 2014, compared to $954,000, or 15.1% of net sales for the corresponding period in fiscal 2014.  The increase in SG&A expenses for the quarter ended September 30, 2014 was mainly due to the increase of $60,000 in stock compensation cost, and $21,000 in selling expenses, offsetting the decrease of $42,000 in local government taxes and registration charges and of $6,000 in depreciation expense, as compared with the corresponding quarter in the prior fiscal year.

Other expense - Other expense was $23,000 for the quarter ended September 30, 2014, as compared to other income of $336,000 for the quarter ended September 30, 2013.

On a segment basis, other expense attributable to the plastic segment was $13,000 as compared to other income of $164,000 for the same quarter last year.  The other expense for the quarter ended September 30, 2014 was mainly due to decreases of $49,000 in exchange gain, $44,000 in materials sales, and $96,000 in gain on the disposal of fixed assets, as compared to the corresponding year-ago quarter.

Other expense attributable to the electronic and metallic segment was $10,000 for the quarter ended September 30, 2014, as compared to other income of $172,000 for the year-ago quarter. The other expense for the quarter ended September 30, 2014 was mainly due to a decrease of $98,000 in materials sales and a decrease of $92,000 in other income, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $1,873,000 for the quarter ended September 30, 2014, as compared with operating loss of $1,519,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $837,000 in the quarter ended September 30, 2014 compared to an operating loss of $1,293,000 in the corresponding period of fiscal 2014.   The decrease in operating loss in the plastic division was mainly due to an increase in gross profit and a decrease in SG&A expenses as described above.

Operating loss in the electronic and metallic segment was $1,036,000 in the quarter ended September 30, 2014 compared to operating loss of $226,000 in the corresponding period of fiscal 2014.  The increase in operating loss in the electronic and metallic segment was mainly due to decreases in gross margin and other income as described above.

Non-operating income – Non-operating income was $231,000 for the quarter ended September 30, 2014 as compared to non-operating income of $367,000 for the year-ago quarter.  The decrease of non-operating income is mainly attributable to decrease of $110,000 in unrealized loss on the revaluation of marketable securities and of $28,000 in other non-operating income, offsetting an increase of $61,000 in rental income, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended September 30, 2014 was comprised of an income tax expense of $25,000 and a deferred tax provision of $35,000, as compared to an income tax expense of $43,000 and a deferred tax provision of $33,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $12,000 and a deferred tax provision of $35,000 in the plastic segment for the quarter ended September 30, 2014, as compared to an income tax expense of $17,000 and a deferred tax provision of $33,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended September 30, 2014 was comprised of an income tax expense of $13,000, as compared to an income tax expense of $26,000 in the corresponding quarter of fiscal 2014.

Net Loss – The Company had a net loss of $1,702,000 for the quarter ended September 30, 2014 as compared to net loss of $1,228,000 for the quarter ended September 30, 2013.   Net loss for the plastic segment for the quarter ended September 30, 2014 totaled $672,000, as compared to a net loss of $1,065,000 for the corresponding quarter in fiscal 2014.  The decrease in net loss was mainly the result of an increase in gross margin as well as a decrease in SG&A expenses for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended September 30, 2014 was $1,030,000, as compared to a net loss of $163,000 for the corresponding quarter in fiscal 2014.  The increase in net loss in the electronic and metallic segment was primarily the result of decrease in gross profit and other income as described above.

Six Months Ended September 30, 2014 Compared to Six Months Ended September 30, 2013

Net Sales - The Company's net sales for the six months ended September 30, 2014 were $19,117,000, a decrease of $3,872,000 or 16.8% as compared to $22,989,000 in the corresponding period in fiscal 2014. The decrease was related to a decrease in sales revenues of $1,781,000 in our plastic segment and $2,091,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to a decrease in sales orders from existing customers reflecting the continued slow global economic recovery.  The decrease in net sales was related to a decrease of $1,648,000 in orders from existing customers mainly for motor vehicle, printing equipment, telephones, medical products, and baby cutlery products, offsetting an increase of $133,000 in orders from existing customers, mainly for tooling equipment.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $2,091,000 in orders from existing customers for professional audio instrument and home entertainment products.  The decrease in sales orders was mainly attributed to sluggish demand for products resulting from the continuous slow economic recoveries in Europe and the United States.

Gross Profit - Gross profit for the six months ended September 30, 2014 was $1,560,000, representing a gross profit margin of 8.2%. This compared with the overall gross profit and gross profit margin of $1,818,000 or 7.9% for the six months ended September 30, 2013.

Gross profit in the plastic segment increased by $398,000 to $1,392,000 or 14.5% of net sales for the six months ended September 30, 2014, as compared to $994,000 or 8.7% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to decreases, as percentage of net sales, in raw materials cost, lower labor costs resulting from a decrease in headcount, and in lower factory overhead, when compared with the same period of last year.

Gross profit in the electronic and metallic segment decreased by $656,000 to $168,000 or 1.8% of net sales for the six months ended September 30, 2014, as compared to $824,000 or 7.1% of net sales, for the same period of last fiscal year.  The decrease in gross margin was mainly attributed to an increase in labor cost as a percentage of net sales due to higher labor allowances, offsetting a deduction in headcount, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2014 were $4,498,000 or 23.5% of total net sales, as compared to $5,479,000 or 23.8% of total net sales for the six months ended September 30, 2013.

SG&A expenses in the plastic segment decreased by $716,000 to $2,881,000 or 30.1% of net sales for the six months ended September 30, 2014, compared to $3,597,000 or 31.7% of net sales for the corresponding period in fiscal 2014. The decrease was primarily related to the decrease of $355,000 in staff costs and $151,000 in director remuneration, $73,000 in legal and professional fees, $87,000 in local government taxes and registration fees, $47,000 in utility expense and $92,000 in depreciation, offsetting the increase of $139,000 in stock compensation cost, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment decreased by $26,000 to $1,882,000 or 16.2% of net sales for the six months ended September 30, 2014, compared to $1,908,000 or 12.5% of net sales for the corresponding period in fiscal 2014. The decrease was primarily related to the decrease of stock compensation cost, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $252,000 for the six months ended September 30, 2014, as compared to other operating income of $750,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended September 30, 2014 was $187,000, as compared to income of $357,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to decreases of $205,000 in exchange gain, and $44,000 in loss from materials sale, which offset increases of $27,000 in gain from disposal of fixed assets and $51,000 in reversal of provision for doubtful receivables during the six months ended September 30, 2014, when compared with the same period of the prior fiscal year.

Other income attributable to the electronic and metallic segment for the six months ended September 30, 2014 was $393,000, as compared with other income of $80,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to increases of $44,000 in exchange gain, $76,000 in income from materials sales and $40,000 in other income, as well as a decrease of $139,000 in provision for doubtful receivables during the six months ended September 30, 2014, as compared to the same period of last fiscal year.

Operating Loss - Operating loss was $2,686,000 for the six months ended September 30, 2014, as compared to operating loss of $2,911,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $1,302,000 in the six months ended September 30, 2014, as compared to operating loss of $2,246,000 in the corresponding period in fiscal 2014.   The decrease in operating loss in the plastic segment was mainly due to a increase in gross margin as described above.

The electronic and metallic segment reported an operating loss of $1,384,000 in the six months ended September 30, 2014, compared to an operating loss of $665,000 in the corresponding period in fiscal 2014.  The increase in operating loss was due to decreases in gross margin and other income as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2014 was $1,119,000, as compared to non-operating income of $117,000 in the year-ago six months.  This was primarily due to increases of $265,000 in rental income and $788,000 in unrealized gain on the revaluation of marketable securities, offsetting the decrease of $33,000 in interest income during the six months ended September 30, 2014, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2014 represented an income tax expense of $52,000 and a deferred tax provision of $69,000, as compared to an income tax expense of $80,000 and a deferred tax provision of $74,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $29,000 and a deferred tax provision of $69,000 in the plastic segment for the six months ended September 30, 2014, as compared to an income tax expense of $27,000 and a deferred tax provision of $74,000 during the year-ago six months.  The income tax of the electronic and metallic segment was comprised of an income tax expense of $23,000 for the six months ended September 30, 2014, as compared to an income tax expense of $53,000 in the corresponding six months of fiscal 2014.

Net Loss – The Company had a net loss of $1,688,000 for the six months ended September 30, 2014, as compared to net loss of $2,948,000 for the six months ended September 30, 2013.   Improvement in net position for the first six-month period of fiscal 2015 was mainly attributed to improvement in gross margin and increase in non-operating income as described above.

Net loss for the plastic segment for the six months ended September 30, 2014 totaled $473,000, as compared to net loss of $2,275,000 for the corresponding six months in fiscal 2014. Net loss improvement in the first six months of fiscal 2015 for the plastic segment was mainly the result of increases in gross margin and non-operating income as described above.

Net loss for the electronic and metallic segment for the six months ended September 30, 2014 was $1,215,000, compared to net loss of $673,000 for the corresponding six months of fiscal 2014.  The six-month net loss of fiscal 2015 for the electronic and metallic segment was mainly attributable to the decrease in gross margin as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2014, the Company had working capital of $48,978,000 as compared to $54,647,000 at September 30, 2013.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2014.

As of September 30, 2013, the Company had cash and cash equivalents of $19,486,000, as compared to $24,576,000 at September 30, 2013.  During the six months ended September 30, 2014, net cash used in operating activities was $1,840,000.  Net cash used in investing activities was $346,000, mainly accounted for by a $203,000 increase in time deposits over three months and $404,000 in the purchase of fixed assets, offsetting proceeds of $261,000 from the disposal of fixed assets during the six months ended September 30, 2014.   Net cash used in financing activities was comprised mainly of $1,606,000 in payment for dividends in the six months ended September 30, 2014.

As of September 30, 2014, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Edward So Chief Executive Officer

Date: January 8, 2015